Exhibit 99.1

Nisun International Announces Strategic Collaboration with Zhongneng Shanhua Energy to Jointly Develop Supply Chain Services in the Energy Industry

SHANGHAI, China, July 20, 2021 /PRNewswire/ -- Nisun International Enterprise Development Group Co., Ltd (“Nisun” or the “Company”) (Nasdaq: NISN), a provider of innovative comprehensive solutions through an integration of technology, industry, and finance, today announced Fanlunke Supply Chain Management (Shanghai) Co., Ltd, a controlled affiliate of the Company, has entered into a strategic collaboration agreement with Shanxi Zhongneng Shanhua Energy Co., Ltd (“Zhongneng Shanhua”), a subsidiary of Shanxi Energy Group Co., Ltd. Pursuant to the agreement, the two parties will enter a joint cooperation to develop supply chain services targeting the coal industry.

Under this cooperation, Nisun will leverage its expertise in supply chain management to build an efficient, reliable and credible digital supply chain system for Zhongneng Shanhua, using innovative technologies such as blockchain and big data algorithms. This newly developed system is expected to accelerate the digital transformation of Zhongneng Shanhua’s upstream and downstream supply chain. Through this partnership, Nisun will promote the integration of its supply chain services and expand its customer base in the energy industry while improving client experiences through the energy technological expertise of Zhongneng Shanhua.

Mr. Xiaoyun Huang, Chairman and Chief Executive Officer of Nisun International, commented: “This partnership represents a new step in Nisun International’s strategic development and demonstrates the endorsement of our supply chain solutions and management capabilities by a provincial level enterprise. As China makes innovative application of supply chain a national strategy, Nisun will continue to leverage our innovative expertise and technological capabilities in the supply chain business to provide more efficient and flexible products and services for our customers. Meanwhile, we continue to develop business opportunities to work with other companies in the commodity markets such as steel, gold, chemicals and agricultural product companies.”

Shanxi Zhongneng Shanhua Energy Co., Ltd is a subsidiary of Shanxi Energy Group, a Shanxi provincial government backed major energy enterprise. Its business encompasses the development of new energy technology, the coal industry, construction projects and electronic products.

About Nisun International Enterprise Development Group Co., Ltd

Nisun International Enterprise Development Group Co., Ltd (NASDAQ: NISN) is a technology-driven, integrated supply chain solutions provider focused on transforming the corporate finance industry. Leveraging its rich industry experience, Nisun is dedicated to providing professional supply chain solutions to Chinese and foreign enterprises and financial institutions. Through its subsidiaries, Nisun provides users with professional solutions for technology supply chain management, technology asset routing, and digital transformation of tech and finance institutions, enabling the industry to strengthen and grow. At the same time, Nisun continues to deepen the field of industry segmentation through industrial and financial integration, by cultivating/creating an ecosystem of openness and empowerment. Nisun has built a linked platform that incorporates supply chain, banking, securities, trust, insurance, funds, state-owned enterprises, among other businesses. Focusing on industry-finance linkages, Nisun aims to serve the upstream and downstream of the industrial supply chain while also assisting with supply-side sub-sector reform. For more information, please visit http://ir.nisun-nasdaq.com/index.html.

Cautionary Note Regarding Forward-Looking Statements

This press release contains information about Nisun International’s view of its future expectations, plans and prospects that constitute forward-looking statements. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of products and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. Nisun International encourages you to review other factors that may affect its future results in Nisun’s registration statement and in its other filings with the Securities and Exchange Commission. Nisun assumes no obligation to update or revise its forward-looking statements as a result of new information, future events or otherwise.

Contacts:

Nisun International Enterprise Development Group Co., Ltd
Investor Relations
Shaokang (Ken) Lu
Tel: +86 (21) 2357-0055
Email: lushaokang@cninsun.com

ICR, LLC
Tel: +1 203 682 8233
Email: nisun@icrinc.com